UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 11, 2013

To

New York Stock Exchange, Inc.

New York, NY

Dear shareholders,

Banco Bradesco S.A. informs to its shareholders, clients and the market in general that all matters examined in the Special Shareholders’ Meeting held on this date, at 4 p.m., were approved, related to the Board of Directors’ proposals to:

I)        increase the capital stock in R$8.000.000.000,00, increasing it to R$38.100.000.000,00, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, pursuant to the provisions of Article 169 of Law # 6,404/76, with 10% bonus shares, conferring to the Company’s shareholders, free of charge, 1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date, to be informed to the Market after the approval of the respective process by the Central Bank of Brazil.

II)     partially amend the Bylaws, as follows: in the “caput” of Article 6; in Article 7, including Paragraph Three;  in the “caput” and Paragraph Two of Article 12;  in the Articles 18, 19 and 21, as well as the deletion  of Articles 22, 24 and 25, with the consequent renumbering of the subsequent Articles.

Sincerely,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.